SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of June, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Notification of voting rights pursuant to sec. 25 WpHG

We received the following notification pursuant to sec. 25 WpHG on June 24, 2013:

1. Listed company:

AIXTRON SE

Kaiserstr. 98, 52134 Herzogenrath, Deutschland

2. Notifier:

Allianz Global Investors Europe GmbH, Frankfurt/Main , Deutschland

3. Triggering event:

Falling below threshold

4. Threshold(s) crossed or reached:

5%

5. Date at which the threshold is crossed or reached:

18.06.2013

6. Total amount of voting rights:

0% (equals 0 voting rights)

calculated from the following total number of voting rights issued:

102171098

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to sec. 25 WpHG:

0% (equals 0 voting rights)

thereof held indirectly:

0% (equals 0 voting rights)

Voting rights pursuant to sec. 21, 22 WpHG:

5.08% (equals 5191686 voting rights)

8. Detailed information on financial/other instruments pursuant to sec. 25 WpHG:

-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	June 27, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO